UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English))

No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Change in AutoChina’s Certifying Accountant

Engagement of new independent registered public accounting firm

On September 16, 2011, AutoChina International Limited’s (“AutoChina”, “we”, “us” “our” or the “Company”) audit committee of the Board of Directors (the “Audit Committee”) approved the appointment of Marcum Bernstein & Pinchuk, LLP (“MBP”) as the Company’s independent registered public accounting firm. During the two fiscal years ended December 31, 2010 and through September 16, 2011, neither the Company nor anyone on its behalf consulted MBP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that MBP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 16F of Form 20-F) or a reportable event (as defined in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F).

Dismissal of previous independent registered public accounting firm

On September 16, 2011, the Audit Committee approved the dismissal of PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”) as the Company’s independent registered public accounting firm. We notified PwC of their dismissal on September 16, 2011.

PwC was engaged as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2010, and through the date of their dismissal by the Audit Committee had not completed its audit or provided a report on the financial statements of the Company for such period, or any other period.

In accordance with the requirements of Form 20-F, the Company will provide disclosure regarding disagreements, if any, with PwC on matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of PwC, would have caused them to make reference thereto in their report on the financial statements for the fiscal year ended December 31, 2010, together with disclosure regarding “reportable events”, if any, during the term of PwC’s engagement as the Company’s independent registered public accounting firm.  The Company will provide PwC with a copy of such disclosure and request that PwC furnish it with a letter addressed to the SEC stating whether it agrees with the statements made in such disclosure and, if not, stating the respects in which it does not agree, which letter will be filed as an exhibit to the Annual Report or otherwise filed with the SEC promptly upon becoming available.  As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

Compensatory Arrangements of Certain Officers

On September 15, 2011, the Compensation Committee of the Board of Directors approved an increase in the salary of the Company’s Chief Financial Officer from $180,000 per year to $200,000 per year, effective immediately.

Other Events

On September 26, 2011, the Company issued a press release reporting that the Company has: (i) made available a letter to shareholders from its Chairman and CEO, Mr. Yong Hui Li, (ii) appealed the ruling by the Listing Qualifications Department of The NASDAQ Stock Market LLC that the Company’s securities be delisted from Nasdaq, and (ii) made a change in its independent registered public accounting firm. A copy of the press release is furnished as Exhibit 99.1, and a copy of the letter to shareholders is furnished as Exhibit 99.2.

Exhibits

Exhibit No.	Description

99.1	AutoChina International Limited Press Release, dated September 26, 2011

99.2	Letter to Shareholders, dated September 26, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

By:	/s/ Yong Hui Li
Name:	Yong Hui Li
Title:	Chief Executive Officer

Dated: September 27, 2011

Exhibit Index

Exhibit No.	Description

99.1	AutoChina International Limited Press Release, dated September 26, 2011

99.2	Letter to Shareholders, dated September 26, 2011